EXECUTION VERSION

FOURTH SUPPLEMENTAL INDENTURE

This Fourth Supplemental Indenture, dated as of March 10, 2010 (this “Fourth Supplemental Indenture”), among Catalyst Paper Corporation, formerly named Norske Skog Canada Limited, a Canadian corporation (together with its successors and assigns, the “Company”), the guarantors (the “Guarantors”) named in the Indenture (as defined below) and Wells Fargo Bank, National Association, as Trustee (the “Trustee”) under the Indenture.

W I T N E S S E T H:

WHEREAS, the Company, the Guarantors and the Trustee have heretofore executed and delivered an Indenture, dated as of May 15, 2003 (as amended, supplemented, waived or otherwise modified, the “Indenture”), providing for the issuance of an unlimited principal amount of the Company’s 8 5/8% Senior Notes due 2011 (the “Notes”);

WHEREAS, Section 8.02 of the Indenture provides that the Company and the Guarantors may direct the Trustee to modify or supplement certain of the provisions of the Indenture with the written consent of the Holders of at least a majority in aggregate principal amount of the outstanding Notes;

WHEREAS, the Company distributed an Offering Memorandum and Consent Solicitation, dated as of February 16, 2010 (the “Offering Memorandum”), in order to, among other things, make an offer to exchange (the “Exchange Offer”) all of the outstanding Notes for up to U.S. $311.72 million aggregate principal amount of 11% Senior Secured Notes due 2016 upon the terms and conditions described in the Offering Memorandum and to solicit consents from the Holders to amendments to the Indenture (the “Amendments”);

WHEREAS, Holders of at least a majority in aggregate principal amount of the Notes outstanding have given and, as of the date hereof, have not withdrawn their consent to the Amendments; and

WHEREAS, the execution of this Fourth Supplemental Indenture by the parties hereto is in all respects authorized by the provisions of the Indenture, the Company and the Guarantors have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel with respect to such authorization, and all things necessary to make this Fourth Supplemental Indenture a valid agreement of the Company, the Guarantors and the Trustee in accordance with its terms have been done.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I

Definitions

SECTION 1.1                                Defined Terms. As used in this Fourth Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined.  The words “herein,” “hereof” and “hereby” and other words of similar import used in this Fourth Supplemental Indenture refer to this Fourth Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

Effect

SECTION 2.1                                Effect. This Fourth Supplemental Indenture shall become effective upon its execution and delivery by the parties hereto.  Notwithstanding the foregoing, the amendments set forth in Article III below shall become operative only when validly tendered Notes representing at least a majority of the then aggregate outstanding principal amount of the Notes (excluding for such purposes any Notes owned by the Company or any of its Affiliates) are exchanged pursuant to the Exchange Offer.  If, after the date hereof, the Exchange Offer is terminated or withdrawn, the amendments set forth in Article III hereof shall have no effect and the Indenture shall be deemed to be amended so that it reads the same as it did immediately prior to the date hereof.

ARTICLE III

Amendments

 SECTION 3.1                                Amendments to the Indenture.  The Indenture is hereby amended as follows:

(i)	The definition of “CREDIT FACILITIES” in Section 1.01 is hereby amended to read as follows:

“CREDIT FACILITIES” means, collectively, any credit facilities, letter of credit or other borrowing or lending arrangements of the Company and/or the Guarantors together with the related documents thereto (including, without limitation, any loan agreements, note purchase agreements, indentures, notes, guarantee agreements, collateral documents, mortgages, instruments and security documents executed in connection therewith), in each case as any such agreements or arrangements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, in each case, including, without limitation, any credit facility, letter of credit, agreement, indenture, notes, other documents or instruments or other arrangement extending the maturity of, refinancing, replacing or otherwise restructuring (including adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Debt under such agreements or arrangements, together with any successor or replacement agreements or other arrangements, and whether by or with the same or any other agent, lender or group of lenders or other institutions providing credit.”;

(ii)           Sections 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.09, 4.11, 4.12, 4.13, 4.14 and 5.01 are hereby amended by deleting all such Sections in their entirety and all references thereto contained elsewhere in the Indenture in their entirety and these Sections shall be of no further force and effect and the words “[INTENTIONALLY OMITTED]” shall be inserted, in each case, in place of the deleted text;

(iii)           The text of Section 6.01 is hereby amended to read as follows:

“The following events are “EVENTS OF DEFAULT”:

(1) default in the payment of any principal of, or premium, if any, on the Notes when due (whether at maturity, upon redemption or otherwise);

(2) default in the payment of any interest on any Note when due, which default continues for 30 days or more;

(3) default by the Company or any Restricted Subsidiary in the observance or performance of any other covenant in the Notes or this Indenture for 30 days after written notice specifying the default and demanding that such default be remedied from the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding (except in the case of a default with respect to Section 4.10 or 4.15 hereof, which shall constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4) [INTENTIONALLY OMITTED];

(5) [INTENTIONALLY OMITTED];

(6) [INTENTIONALLY OMITTED];

(7) [INTENTIONALLY OMITTED];

(8) any of the Guarantees of a Material Subsidiary ceases to be in full force and effect or any of the Guarantees of a Material Subsidiary is declared to be null and void and unenforceable or any of the Guarantees of a Material Subsidiary is found to be invalid or any of the Guarantors denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with Section 10.05 hereof).

Subject to Sections 7.01 and 7.02 hereof, the Trustee shall not be charged with knowledge of any Default, Event of Default, Change of Control or Asset Sale or the requirement for payment of Additional Interest unless written notice thereof shall have been given to a Responsible Officer at the Corporate Trust Office of the Trustee by the Company or any other Person.”;

(iv)           Section 9.04 is hereby amended by deleting clauses (2) through and including (9) of such Section in their entirety and all references thereto contained elsewhere in the Indenture in their entirety and such clauses shall be of no further force and effect and the words “[INTENTIONALLY OMITTED]” shall be inserted in place of the deleted text; and

(v)           Any definitions used exclusively in the provisions of the Indenture or Notes that are deleted pursuant to this Article III, and any definitions used exclusively within such definitions, are hereby deleted in their entirety from the Indenture and the Notes, and all references in the Indenture and the Notes to paragraphs, Sections, Articles or other terms or provisions of the Indenture referred to in this Article III above or that have been otherwise deleted pursuant to this Fourth Supplemental Indenture are hereby deleted in their entirety.
ARTICLE IV

Miscellaneous

SECTION 4.1                                Indenture.  Except as amended hereby, the Indenture and the Notes are in all respects ratified and confirmed and all the terms shall remain in full force and effect.

SECTION 4.2                                Governing Law.  THIS FOURTH SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

SECTION 4.3                                Successors.  All agreements of the Company and any Guarantor in the Indenture and the Notes shall bind their respective successors. All agreements of the Trustee, any additional trustee and any Paying Agents in the Indenture or this Fourth Supplemental Indenture shall bind its successor.

SECTION 4.4                                Multiple Counterparts.  The parties may sign multiple counterparts of this Fourth Supplemental Indenture and deliver original signature pages or .pdf or facsimile copies thereof.  Each signed counterpart so delivered shall be deemed an original, but all of them together represent the same agreement.

SECTION 4.5                                Trustee Disclaimer.  The Trustee accepts the amendment of the Indenture effected by this Fourth Supplemental Indenture and agrees to execute the trust created by the Indenture as hereby amended, but only upon the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee, which terms and provisions shall in like manner define and limit its liabilities and responsibilities in the performance of the trust created by the Indenture as hereby amended, and without limiting the generality of the foregoing, the Trustee shall not be responsible in any manner whatsoever for or with respect to any of the recitals or statements contained herein, all of which recitals or statements are made solely by the Company and the Guarantors, or for or with respect to (i) the validity or sufficiency of this Fourth Supplemental Indenture or any of the terms or provisions hereof, (ii) the proper authorization hereof by the Company and each Guarantor by corporate action or otherwise, (iii) the due execution hereof by the Company and each Guarantor, or (iv) the consequences (direct or indirect and whether deliberate or inadvertent) of any amendment herein provided for, and the Trustee makes no representation with respect to any such matters.

SECTION 4.6                                Agent for Service; Submission to Jurisdiction; Waiver of Immunities.  By the execution and delivery of this Fourth Supplemental Indenture, each of the Company and each Guarantor (i) acknowledges that it has, by separate written instrument, designated and appointed CT Corporation System as its authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Notes, the Indenture or this Fourth Supplemental Indenture that may be instituted in any Federal or State court in the State of New York, Borough of Manhattan, or brought under Federal or State securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder), and acknowledges that CT Corporation System has accepted such designation, (ii) submits to the jurisdiction of any such court in any such suit, action or proceeding, and (iii) agrees that service of process upon CT Corporation System and written notice of said service to it (mailed or delivered to its Executive Director at its principal office as specified in Section 11.02 of the Indenture), shall be deemed in every respect effective service of process upon it in any such suit or proceeding. Each of the Company and each Guarantor further agree to take any and all action, including the execution and filing of any and all such documents and instruments as may be necessary to continue such designation and appointment of CT Corporation System, in full force and effect so long as the Indenture shall be in full force and effect; provided that the Company may and shall (to the extent CT Corporation System ceases to be able to be served on the basis contemplated herein), by written notice to the Trustee, designate such additional or alternative agents for service of process under this Section 4.6 that (i) maintains an office located in the Borough of Manhattan, The City of New York in the State of New York, (ii) are either (x) counsel for the Company or (y) a corporate service company which acts as agent for service of process for other Persons in the ordinary course of its business and (iii) agrees to act as agent for service of process in accordance with this Section 4.6.  Such notice shall identify the name of such agent for process and the address of such agent for process in the Borough of Manhattan, The City of New York, State of New York. Upon the request of any Holder, the Trustee shall deliver such information to such Holder.  Notwithstanding the foregoing, there shall, at all times, be at least one agent for service of process for the Company and each Guarantor appointed and acting in accordance with this Section 4.6.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed as of the date first above written.

ISSUER:

CATALYST PAPER CORPORATION

By:             (signed)  “Valerie Seager”
Name: Valerie Seager
Title: Vice President and General Counsel

THE CANADIAN GUARANTORS:

0606890 B.C. LTD.

By:             (signed)  “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PAPER

By: CATALYST PAPER CORPORATION, its managing partner

By:             (signed)  “Valerie Seager”
Name: Valerie Seager
Title: Vice President and General Counsel

CATALYST PAPER ENERGY HOLDINGS INC.

By:             (signed)  “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PAPER FINANCE LIMITED

By:             (signed)  “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PULP AND PAPER SALES INC.

By:             (signed)  “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PULP OPERATIONS LIMITED

By:             (signed)  “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PULP SALES INC.

By:             (signed)  “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

ELK FALLS PULP AND PAPER LIMITED

By:             (signed)  “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

PACIFICA POPLARS LTD.

By:             (signed)  “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

THE U.S. GUARANTORS:

CATALYST PAPER HOLDINGS INC.

By:             (signed)  “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

CATALYST PAPER RECYCLING INC.

By:             (signed)  “Valerie Seager”
Name: Valerie Seager
Title: Secretary

CATALYST PAPER (SNOWFLAKE) INC.

By:             (signed)  “Valerie Seager”
Name: Valerie Seager
Title: Secretary

CATALYST PAPER (USA) INC.

By:             (signed)  “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

PACIFICA PAPERS SALES INC.

By:             (signed)  “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

PACIFICA PAPERS US INC.

By:             (signed)  “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

PACIFICA POPLARS INC.

By:             (signed)  “Valerie Seager”
Name: Valerie Seager
Title: Corporate Secretary and Legal Counsel

THE APACHE RAILWAY COMPANY

By:             (signed)  “Valerie Seager”
Name: Valerie Seager
Title: Secretary

THE HUNGARY GUARANTOR:

CATALYST PAPER SERVICES (HUNGARY) LIMITED LIABILITY COMPANY

By:             (signed)  “Patricia Sakai”
Name: Patricia Sakai
Title: Managing Director

CATALYST PAPER SERVICES (HUNGARY) LIMITED LIABILITY COMPANY

By:             (signed)  “Erzsebet Gati”
Name: Erzsebet Gati
Title: Managing Director

WELLS FARGO BANK, NATIONAL ASSOCIATION, AS TRUSTEE

By:             (signed)  “Raymond Delli Colli”
Name: Raymond Delli Colli
Title:  Vice President